SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2023

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Exhibits

99.1
Press Release, dated May 11, 2023: OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd., Announces that its Subsidiary has been Awarded a Tender to Design and Construct Solar Generation Facilities and Acquire Related Lease Rights in Land in Israel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 11, 2023	By:	/s/ Robert L. Rosen
Name: Robert L. Rosen
Title: Chief Executive Officer